UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2024.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s
Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

As previously reported in a Report on Form 6-K furnished by Fusion Fuel Green PLC, an Irish public limited company (the “Company”), to the Securities and Exchange Commission (the “SEC”) on November 20, 2024 (the “November 20 Form 6-K”), on November 18, 2024, the Company entered into a Stock Purchase Agreement, dated as of November 18, 2024 (the “Purchase Agreement”), with Quality Industrial Corp., a Nevada corporation (“QIND”), Ilustrato Pictures International Inc., a Nevada corporation (“Ilustrato”), and certain other stockholders of QIND (together with Ilustrato, the “Sellers” and together with the Company, QIND and Ilustrato, the “Parties”). Under the Purchase Agreement, the Sellers agreed to sell an aggregate of 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock of QIND, constituting approximately 69.36% of the capital stock of QIND, to the Company. In exchange, the Company was required to issue 3,818,969 Class A ordinary shares with a nominal value of $0.0001 each (“Class A Ordinary Shares”), constituting 19.99% of the issued and outstanding Class A Ordinary Shares, and an aggregate of 4,171,327 Series A Convertible Preferred Shares with a nominal value of US$0.0001 each of the Company (the “Series A Preferred Shares”), to the Sellers, with provisions for the Series A Preferred Shares to convert into 41,713,270 Class A Ordinary Shares, subject to adjustment, upon the later of (i) approval of the Company’s issuance of the underlying Class A Ordinary Shares by the Company’s shareholders in accordance with applicable Irish law and (ii) the clearance of an initial listing application filed by the Company with The Nasdaq Stock Market LLC (“Nasdaq”). The Purchase Agreement provided that, subject to the satisfaction or waiver of the conditions set forth in the Purchase Agreement, the Company was required to consummate the transactions (the “Transactions”) contemplated by the Purchase Agreement at the date (the “Acquisition Closing Date”) of the closing of the Transactions (the “Acquisition Closing”).

As previously reported in a Report on Form 6-K furnished by the Company to the SEC on November 27, 2024 (the “November 27 Form 6-K”), on November 26, 2024, the conditions to the Closing were satisfied in all material respects. As contemplated by the Purchase Agreement, following the Acquisition Closing, QIND will function as a majority-owned operating subsidiary of the Company, and the Company will consolidate the financial results and information of QIND with its own. Pursuant to the Purchase Agreement, following the Acquisition Closing Date, the Company, QIND, and the Sellers will enter into an agreement and plan of merger (the “Merger Agreement”). The Purchase Agreement states that the Purchase Parties intend that after the Closing, subject to the terms of the Merger Agreement and the receipt of any necessary shareholder, regulatory, and Nasdaq consents or approvals, QIND will merge into a newly-formed, wholly-owned Nevada subsidiary of the Company (the “Merger”). Upon completion of the Merger, QIND will become the surviving entity and a wholly-owned subsidiary of the Company.

On December 26, 2024, the Company furnished a Report on Form 6-K to the SEC (the “December Form 6-K”), which included the Company’s unaudited interim condensed consolidated statements of financial position and unaudited condensed consolidated statements of profit or loss and other comprehensive income for the six months ended June 30, 2024 and 2023. The financial statements included with the December Form 6-K were not reviewed by the Company’s auditor and were subject to adjustment.

On January 13, 2025, the Company furnished a Report on Form 6-K to the SEC (the “January Form 6-K” and together with the November 20 Form 6-K, the November 27 Form 6-K, and the December Form 6-K, the “Original Reports”), which included, as Exhibit 99.1 thereto, pro forma combined consolidated financial information of the Company and QIND as of November 26, 2024, after giving effect to the Transactions, the Merger, the Private Placement Closing (as defined in the January 13 Form 6-K), and the Company’s entry into the CEFF Purchase Agreement (as defined in the January Form 6-K).

This Amendment No. 1 on Form 6-K/A (this “Form 6-K/A”) amends the Original Reports to include (1) updated disclosure under Item 3. Key Information – D. Risk Factors of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”), filed with the SEC on April 30, 2024 (the “2023 Annual Report”), which is attached hereto as Exhibit 99.1, (2) updated disclosure under Item 4. Information on the Company of the 2023 Annual Report, which is attached hereto as Exhibit 99.2; (3) the Company’s unaudited interim condensed consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023, and the notes related thereto, which are attached hereto as Exhibit 99.3; (4) the audited consolidated financial statements of QIND as of and for the fiscal years ended December 31, 2023 and 2022, the notes related thereto, and the Report of Independent Registered Public Accounting Firm Bush & Associates CPA LLC, dated March 10, 2025, which is attached hereto as Exhibit 99.4; (5) the consent of Bush & Associates CPA LLC with respect to the Report of Independent Registered Public Accounting Firm contained in Exhibit 99.4 hereto, which is attached hereto as Exhibit 23.1; (6) the unaudited consolidated financial statements of QIND as of September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023, and the notes related thereto, which is attached hereto as Exhibit 99.5; and (7) the unaudited pro forma combined consolidated financial information of the Company and QIND as of and for the six months ended June 30, 2024 and for the fiscal year ended December 31, 2023, and the notes related thereto, giving effect to the Transactions, which have occurred, and the Merger, as if it had occurred, which is attached hereto as Exhibit 99.6.

The pro forma financial information included as Exhibit 99.6 to this Report on Form 6-K/A has been presented for informational purposes only, and does not purport to represent the actual results of operations that the Company and QIND would have achieved had the entities been combined at and during the period presented in the pro forma financial information, and is not intended to project the future results of operations that the combined company may achieve following the transactions.

This Form 6-K/A supplements, and does not otherwise change or restate, the November 20 Form 6-K, the November 27 Form 6-K, and the January 13, 2025. This Form 6-K/A amends and supersedes the December Form 6-K. This Form 6-K/A does not purport to provide an update or a discussion of any developments at the Company or its subsidiaries subsequent to the respective filing dates of the Original Reports except as expressly stated otherwise.

Forward-Looking Statements

The press releases attached as Exhibit 99.7 and Exhibit 99.8 hereto, the statements contained therein, and this report on Form 6-K contain forward-looking statements and information relating to the Company that are based on the current beliefs, expectations, assumptions, estimates and projections of the Company’s management regarding the Company’s business and industry. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to the Company or the Company’s management, are intended to identify forward-looking statements. These statements reflect management’s current view of the Company concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others, the Company’s ability to complete the acquisition of Quality and integrate its business, the ability of the Company, the Sellers and Quality to obtain all necessary consents and approvals in connection with the acquisition, obtain clearance from Nasdaq of an initial listing application in connection with the acquisition, obtain the Shareholder Approval, and the risks and uncertainties which are generally set forth under Item 3. “Key Information – D. Risk Factors” in Exhibit 99.1 to this Report on Form 6-K/A and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024 (the “Annual Report”). Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected.

All forward-looking statements included herein attributable to the Company or other parties or any person acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, the Company undertakes no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

This Form 6-K/A (other than Exhibit 99.7 and Exhibit 99.8 hereto) is incorporated by reference into the Company’s registration statements on Form F-3 (File 333-251990, 333-264714 and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
2.1	Stock Purchase Agreement, dated as of November 18, 2024, among Fusion Fuel Green PLC, Quality Industrial Corp., Ilustrato Pictures International Inc., and certain stockholders of Quality Industrial Corp.
3.1	Form of Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares of Fusion Fuel Green PLC (incorporated by reference to Exhibit 3.1 of Form 6-K filed on November 27, 2024)
10.1	Form of Lock-Up Agreement among Fusion Fuel Green PLC, Quality Industrial Corp., and certain other persons (incorporated by reference to Exhibit 10.1 of Form 6-K filed on November 27, 2024)
23.1	Consent of Bush & Associates CPA LLC
99.1	Risk Factors
99.2	Information on the Company
99.3	Unaudited interim condensed consolidated financial statements of Fusion Fuel Green PLC as of June 30, 2024 and for the six months ended June 30, 2024 and 2023
99.4	Audited consolidated financial statements of Quality Industrial Corp. as of and for the fiscal years ended December 31, 2023 and 2022, the notes related thereto, and the Report of Independent Registered Public Accounting Firm Bush & Associates CPA LLC, dated March 10, 2025
99.5	Unaudited condensed consolidated financial statements of Quality Industrial Corp. as of September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023, and the notes related thereto
99.6	Unaudited pro forma combined consolidated financial information of Fusion Fuel Green PLC and Quality Industrial Corp. as of and for the six months ended June 30, 2024 and for the fiscal year ended December 31, 2023, and the notes related thereto
99.7	Press Release dated November 19, 2024 (incorporated by reference to Exhibit 99.1 of Form 6-K filed on November 20, 2024)
99.8	Press Release dated November 26, 2024 (incorporated by reference to Exhibit 99.2 of Form 6-K filed on November 27, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: March 10, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

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